EXHIBIT 99.1

DeFi Technologies Reaffirms US$201.07 Million 2025 Revenue Guidance; Maintains Position as Largest Institutional Asset Manager of Solana in North America and Third Largest in Europe

•	Valour's Solana ETP Reclaims AUM Leadership: As of May 23, 2025, Valour's Solana ETP surpassed Valour's Bitcoin ETP to become the largest ETP by AUM at US$274.9M (C$377.5M), making it the third-largest Solana fund in Europe.
•	As Valour's parent company, DeFi Technologies is the largest institutional asset manager of Solana in North America.
•	DeFi Technologies Leads in Solana Monetization: Through a combination of MEV-optimized validators, staking and proprietary monetization strategies, DeFi Technologies earns a 12% yield on staked Solana, generating up to C$45.3 million (US$33 million) in annualized revenue based on current asset prices - more than any other asset manager or public Solana holder globally.
•	DeFi Technologies Reaffirms 2025 Revenue Guidance: The Company confirms its C$285.6 million (US$201.07 million) revenue forecast for fiscal 2025, clarifying that it excludes non-operational accounting adjustments related to previously acquired locked Solana and Avalanche tokens.

TORONTO, May 27, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), that its Solana ("SOL") exchange traded product ("ETP"), has once again become the Company's largest product by assets under management ("AUM"), surpassing its flagship Bitcoin ("BTC") ETP.

As of May 23, 2025, Valour's Solana ETP holds US$274,850,850 (C$377,548,870) in AUM, exceeding the Bitcoin ETP at US$269,640,836 (C$370,392,134). This milestone underscores increasing investor demand for SOL and growing confidence in the long-term strength of the network.

Key Highlights:

•	Valour Operates the 3rd Largest Solana Fund in Europe: Valour, the European ETP issuer for DeFi Technologies, manages the third-largest Solana fund in Europe, providing regulated access to Solana across Xetra, Spotlight, and Euronext exchanges.
•	DeFi Technologies is the Largest Institutional Solana Manager in North America: As the parent company of Valour, DeFi Technologies manages more Solana than any other public company or asset manager in North America, combining Valour's digital asset holdings with its own balance sheet treasury and validator infrastructure.
•	Global Leader in Solana Monetization: DeFi Technologies operates a proprietary MEV-optimized SOL validator. By staking a portion of its US$274.9 million (C$377.5 million) in SOL, the Company earns an average 12% yield on staked SOL, representing up to C$45.3 million (US$33 million) in potential annual revenue. No other asset manager or public entity generates more revenue from SOL globally.
•	Cutting-Edge Solana IP and Trading Infrastructure: DeFi Technologies' IP portfolio includes advanced liquidity provisioning tools, decentralized financial data analytics, and innovative trading infrastructure. This powers the Solana-focused trading desk jointly operated by DeFi and Valour, enabling institutional-grade execution and proprietary trading strategies optimized for Solana's high-throughput blockchain.
•	Validator & Staking Strategy Spans Entire AUM: The Company also runs validator nodes on Core and Cardano. Across its digital asset platform, which includes more than 65 ETPs and over US$850 million (C$1.1 billion) in total AUM, DeFi Technologies stakes a majority of its assets, generating an average blended yield of 8% on staked holdings and significantly enhancing recurring revenue.
•	Expanding ETP Suite Across Europe: Valour currently offers 65+ fully hedged digital asset ETPs on leading European exchanges, including Xetra, Spotlight, and Euronext. The Company is on track to reach 100 listed products by the end of 2025, spanning single-asset, thematic, leveraged, and yield-focused structures.
•	Treasury Holdings Supporting Long-Term Growth: As part of its diversified digital asset treasury strategy, DeFi Technologies directly holds 14,375 SOL and 208.8 BTC, alongside various other digital assets. These holdings complement the Company's validator and ETP infrastructure and serve as strategic reserves aligned with long-term value creation.

"Solana remains a cornerstone of our strategy - not just as an asset, but as an ecosystem we're deeply integrated into," said Olivier Roussy Newton, CEO of DeFi Technologies. "What sets us apart is our fully integrated monetization model. We don't just hold and manage Solana - we operate the infrastructure, deploy proprietary validators, run a dedicated trading desk, and implement advanced MEV and yield strategies. This enables us to generate real, recurring revenue directly from network participation. No other digital asset manager or leveraged public Solana-focused company globally matches this level of vertical integration and operational exposure.

Furthermore, our approach goes far beyond Solana. With over 65 ETPs listed - more than any other digital asset manager - we offer the most diverse product suite in the industry. We are truly bridging traditional capital markets with decentralized finance and redefining what it means to be a digital asset platform at the institutional level."

Valour's Other Top ETPs by AUM as of April 30, 2025

Valour monetizes its AUM primarily through staking and management fees. Valour retains staking yields as revenue, capturing value directly from the underlying digital assets held in its ETPs, in addition to management fees.

In Q1 2025, Valour generated staking and lending income of US$10.0 million (C$14.0 million) and management fees of US$2.6 million (C$3.6 million), demonstrating the strength of its vertically integrated model and its ability to generate recurring, protocol-driven revenue from its growing AUM base.

•	Valour SUI: C$64,979,102 (US$47,103,372)
•	Valour ADA: C$63,984,610 (US$46,382,465)
•	Valour XRP: C$62,726,490 (US$45,470,453)
•	Valour ETH: C$50,932,311 (US$36,920,849)
•	Valour AVAX: C$17,402,398 (US$12,615,004)
•	Valour DOT: C$16,624,337 (US$12,050,987)

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products. With over 65 ETPs currently listed across European and UK exchanges, the Company remains on track to reach 100 listed products by the end of 2025. Upcoming launches include leveraged and warrant-based structures, further broadening investor access.

In parallel, Valour is strategically entering emerging markets across Africa, Asia, the Middle East, and beyond, securing a first-mover advantage in jurisdictions with significant growth potential. This proactive expansion underscores Valour's long-term commitment to driving global adoption of regulated digital asset investment vehicles.

Clarification of Financial Outlook

The Company wishes to clarify that the annualized revenue forecast of approximately C$285.6 million (US$201.07 million) in its press release dated May 14, 2025 does not include any decrease or recovery of discount for lack of marketability ("DLOM") applied to two private investments funds, pursuant to which the Company gained exposure to locked Solana and Avalanche tokens (the "Locked Tokens"). In fiscal 2024, the Company acquired the Locked Tokens, and a DLOM was applied to the fair market value of the Locked Tokens, as such tokens were locked until 2028. As the Locked Tokens become unlocked, the value of the DLOM decreases, and such decreases are included in the revenue of the Company until all of the Locked Tokens are released in 2028. Given that the DLOM is an accounting adjustment and not reflective of the operations and performance of the Company, the Company's forecasted revenue for fiscal 2025 does not include any adjustments to the DLOM, and remains C$285.6 million (US$201.07 million).

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information, please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information, please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; yield amounts from the Company's validator nodes;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; scalability of Stillman Digital's business model; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 08:30e 27-MAY-25